SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           NEXTPATH TECHNOLOGIES, INC.
                                (Name of Issuer)

                    Common Stock, par value, $0.001 per share
                         (Title of Class of Securities)

                                   65333J 10 9
                                 (CUSIP Number)

                                Steven W. Martin
                       18352 Dallas Parkway Suite 136-440
                                Dallas, TX 75287
                                 (214) 674-9940
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                November 11, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

     W.O.W. Consulting Group
     52-6976894
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(A) [_]
     (B) [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e) [X]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     TEXAS
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      8,367,877

               -----------------------------------------------------------------
   NUMBER OF    8     SHARED VOTING POWER
    SHARES
 BENEFICIALLY         0
   OWNED BY    -----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          8,367,877
    PERSON     -----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       8,367,877

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       19.5%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)

       00

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

     STEVEN W. MARTIN

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(A) [_]
     (B) [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e) [x]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      8,367,877
               -----------------------------------------------------------------
   NUMBER OF    8     SHARED VOTING POWER
    SHARES
 BENEFICIALLY         0
   OWNED BY    -----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          8,367,877
    PERSON     -----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       8,367,877

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       19.5%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)

       IN

--------------------------------------------------------------------------------

            W.O.W. Consulting Group and Steven W. Martin (together the "Reporting Persons") hereby amend the report on Schedule 13D filed on August 22, 2000 (the "Schedule 13D") in respect of the common stock, $0.001 par value per share, of NextPath Technologies, Inc. ("NextPath" or the "Issuer"), as set forth below.

ITEM 1.     SECURITY AND ISSUER

            Unchanged.

ITEM 2.     IDENTITY AND BACKGROUND.

            Unchanged.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Unchanged.

ITEM 4.     PURPOSE OF TRANSACTION.

            Unchanged.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            The information below supplements the information previously reported in Item 5.

            According to NextPath's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, as of August 11, 2000, the Issuer had issued and outstanding 42,810,775 shares of Common Stock.

            The Reporting Persons previously reported that they were the beneficial owners of 6,467,877 shares of Common Stock. This amount did not include an additional 1,900,000 shares of Common Stock which the Company has issued to W.O.W. Consulting Group, but for which a stock certificate has not been issued to W.O.W. Consulting Group.

            Accordingly, the Reporting Persons are the beneficial owners of 8,367,877 shares of Common Stock or 19.5% of the outstanding Common Stock. Of the Reporting Persons' shares, 8,167,877 were issued by NextPath as compensation for consulting services rendered. PriMedium, a limited liability company organized under the laws of the state of Nevada, owns 800,000 shares of NextPath, of which the Reporting Persons are the beneficial owner of 200,000 shares. Mr. Martin has the sole power to vote, or to direct the vote of, all of such shares.

            The Reporting Persons have not purchased, sold, or traded in NextPath common stock during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Unchanged.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Unchanged.

SIGNATURE.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       October 4, 2000.


                                       W.O.W. CONSULTING GROUP.


                                       By: /S/  STEVE W. MARTIN
                                          ------------------------------------
                                          Name: Steven W. Martin
                                          Title:   Sole Proprietor


                                       By: /S/  STEVE W. MARTIN
                                          ------------------------------------
                                          Name: Steven W. Martin